Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 15, 2008, Excel Maritime Carriers Ltd. acquired Quintana Maritime Limited.  Attached hereto as Exhibit 1 are unaudited financial statements of Quintana for the first quarter of the fiscal year ended December 31, 2008.

The information contained herein is hereby incorporated by reference into the Company's Registration Statement (File No. 333-144909) on Form F-3 filed with the Securities and Exchange Commission on July 27, 2007.

Exhibit 1

QUINTANA MARITIME LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars except share data)
(Unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$48,027	$115,959
Restricted cash	70,297	-
Inventories	2,409	2,402
Due from charterers, net	1,452	371
Other receivables	2,086	1,782
Prepaid expenses and other current assets	4,171	2,692

Total current assets	128,442	123,206
Property and equipment:
Vessels, net of accumulated depreciation of $66,770 and $55,883	1,009,848	1,020,735
Advances for acquisition of vessels / newbuildings	64,031	63,137
Other fixed assets, net of accumulated depreciation of $695 and $601	760	818

Total property and equipment	1,074,639	1,084,690
Deferred charges:
Financing costs, net of accumulated amortization of $1,576 and $1,295	4,389	4,657
Time charter premium, net of accumulated amortization of $5,190 and $4,662	4,310	4,838
Dry-docking costs, net of accumulated amortization of $2,279 and $1,721	8,316	8,659
Loss on sale-leaseback, net of accumulated amortization of $294 and $188	3,074	3,180

Total assets	$1,223,170	$1,229,230

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$75,593	$77,218
Current portion of unrealized interest-rate swap loss	17,611	-
Accounts payable	3,329	4,309
Sundry liabilities and accruals	16,283	14,233
Deferred income	14,389	14,497

Total current liabilities	127,205	110,257
Long-term debt, net of current portion	600,475	612,600
Unrealized interest-rate swap loss	36,992	30,093

Total liabilities	764,672	752,950
Commitments and contingencies
Minority interests in equity of consolidated joint ventures	9,429	9,053

Shareholders’ equity:
Common stock at $0.01 par value, 100,000,000 shares authorized, and 57,170,189 shares outstanding	573	566
Preferred stock at $0.01 par value, 100,000 shares authorized none issued
Additional paid-in capital	500,585	495,053
Accumulated deficit	(52,089)	(28,392)
Total shareholders’ equity	449,069	467,227
Total liabilities and shareholders’ equity	$1,223,170	$1,229,230

The accompanying notes are an integral part of these consolidated condensed financial statements.

QUINTANA MARITIME LIMITED

CONSOLIDATED CONDENSED INCOME STATEMENTS
(All amounts expressed in thousands of U.S. Dollars except share and per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2008	2007
Revenues:
Time charter revenue	$71,633	$50,130
Commissions	(3,260)	(2,373)

Net revenue	68,373	47,757
Expenses:
Vessel operating expenses	9,733	7,465
General and administrative expenses	6,761	3,562
Charter hire expense	8,223	-
Costs related to sale process	4,412	-
Depreciation and amortization	11,537	12,432

Total expenses	40,666	23,459

Operating income	27,707	24,298
Other (expenses) / income:
Interest expense	(8,680)	(10,346)
Interest income	850	745
Finance costs	(281)	(234)
Interest-rate swap loss, net	(25,023)	(2,211)
Foreign exchange (losses)/gains/ and other, net	(279)	241

Total other expenses	(33,413)	(11,805)
Minority interest in net loss of consolidated joint ventures	62	-

Net (loss) / income	$(5,644)	$12,493

Weighted average shares outstanding:
Basic	56,783,071	52,794,611
Diluted	56,783,071	54,943,309
Per share amounts:
Basic (loss) / earnings per share	$(0.10)	$0.24
Diluted (loss) / earnings per share	$(0.10)	$0.23
Cash dividends declared per ordinary share	$0.31	$0.24

The accompanying notes are an integral part of these consolidated condensed financial statements.

QUINTANA MARITIME LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31,
	2008	2007
Cash flows from operating activities:
Net (loss) / income	$(5,644)	$12,493
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	11,537	12,432
Amortization of deferred financing costs	281	234
Amortization of time charter fair value	528	528
Amortization of loss on sale-leaseback	106	-
Stock-based compensation	2,753	1,057
Minority interest share in net loss of consolidated joint ventures	(62)	-
Unrealized interest-rate swap loss	24,512	2,211
Changes in assets and liabilities:
Increase in inventories	(7)	(717)
Increase in due from charterers, net	(1,081)	(405)
Increase in other receivables	(304)	(261)
Increase in prepaid expenses and other current assets	(1,479)	(610)
Decrease in accounts payable	(980)	(737)
Increase in sundry liabilities and accruals	2,050	1,027
(Decrease) / increase in deferred income	(108)	10,462
Dry-docking costs paid	(214)	(220)
Net cash from operating activities	$31,888	$37,494

Cash flows from investing activities:
Vessel acquisitions	-	(197,578)
Advances for acquisitions of vessels / newbuildings	(894)	(42,900)
Purchases of other fixed assets	(36)	(29)
Increase in restricted cash	(70,297)	-
Net cash used in investing activities	$(71,227)	$(240,507)

Cash flows from financing activities:
Proceeds from long-term debt	-	187,340
Repayment of long-term debt	(13,750)	-
Payment of financing costs	(13)	(597)
Proceeds from warrants exercised, net of issuance costs	2,785	33,601
Contributions from minority interest holders of consolidated joint ventures	438	-
Dividends paid	(18,053)	(13,380)
Net cash (used in) / from financing activities	$(28,593)	$206,964
Net (decrease) / increase in cash and cash equivalents	(67,932)	3,951
Cash and cash equivalents at beginning of period	115,959	21,335
Cash and cash equivalents at end of the period	$48,027	$25,286
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$10,852	$10,500

The accompanying notes are an integral part of these consolidated condensed financial statements.

QUINTANA MARITIME LIMITED

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
(All amounts expressed in U.S. dollars except as otherwise noted)

1.	Basis of Presentation and General Information

The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Quintana Maritime Limited, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2008. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Quintana Maritime Limited’s periodic filings with the Securities and Exchange Commission (the “SEC”), including those included in the Quintana Maritime Limited’s Annual Report on Form 10-K for the year ended December 31, 2007.

The Company

The accompanying unaudited consolidated condensed financial statements include the accounts of Quintana Maritime Limited and its subsidiaries (collectively, the “Company”).

Quintana Maritime Limited is a holding company incorporated on January 13, 2005, under the Laws of the Republic of the Marshall Islands. Through its subsidiaries, the Company is engaged in the marine transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels.

The Company was formed by companies controlled by each of Corbin J. Robertson Jr., First Reserve Corporation (“FRC”) and American Metals & Coal International, Inc. (“AMCI”). On July 20, 2005, the Company completed its initial public offering.

On January 29, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement” with Excel Maritime Carriers Ltd. (“Excel”) and Bird Acquisition Corp., a newly established direct wholly-owned subsidiary of the Excel. On April 15, 2008, Excel completed the acquisition of the Company. As result of the acquisition, the Company will operate as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the Merger Agreement, each issued and outstanding share of the Company’s common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The merger created a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

Except as otherwise noted, the Company was the sole owner of all of the outstanding shares of the following subsidiaries as of March 31, 2008, each of which was formed in the Marshall Islands for the purpose of owning a vessel in the Company’s fleet:

Company	Vessel Type	Deadweight Tonnage (in metric tons)	Built	Vessel Delivery Date
Fearless Shipco LLC (1)	Panamax	73,427	1997	April 11, 2005
King Coal Shipco LLC (1)	Panamax	72,873	1997	April 12, 2005
Coal Glory Shipco LLC (1)	Panamax	73,670	1995	April 13, 2005
Coal Age Shipco LLC (1)	Panamax	72,861	1997	May 4, 2005
Iron Man Shipco LLC (1)	Panamax	72,861	1997	May 6, 2005
Barbara Shipco LLC (1)	Panamax	73,390	1997	July 20, 2005
Coal Pride Shipco LLC	Panamax	72,600	1999	August 16, 2005
Linda Leah Shipco LLC (1)	Panamax	73,390	1997	August 22, 2005
Iron Beauty Shipco LLC	Capesize	165,500	2001	October 18, 2005
Kirmar Shipco LLC	Capesize	165,500	2001	November 11, 2005
Iron Vassilis Shipco LLC	Kamsarmax	82,000	2006	July 27, 2006
Iron Fuzeyya Shipco LLC	Kamsarmax	82,229	2006	August 14, 2006
Iron Bradyn Shipco LLC	Kamsarmax	82,769	2006	August 21, 2006
Grain Harvester Shipco LLC	Panamax	76,417	2004	September 5, 2006
Santa Barbara Shipco LLC	Kamsarmax	82,266	2006	September 5, 2006
Iron Bill Shipco LLC(2)	Kamsarmax	82,000	2006	September 7, 2006
Ore Hansa Shipco LLC	Kamsarmax	82,229	2006	September 15, 2006
Iron Anne Shipco LLC	Kamsarmax	82,000	2006	September 25, 2006
Iron Kalypso Shipco LLC	Kamsarmax	82,204	2006	September 25, 2006
Grain Express Shipco LLC	Panamax	76,466	2004	October 9, 2006
Iron Knight Shipco LLC	Panamax	76,429	2004	January 24, 2007
Coal Gypsy Shipco LLC	Kamsarmax	82,300	2006	November 24, 2006
Pascha Shipco LLC	Kamsarmax	82,300	2006	December 15, 2006
Coal Hunter Shipco LLC	Kamsarmax	82,300	2006	December 20, 2006
Iron Lindrew Shipco LLC	Kamsarmax	82,300	2007	February 16, 2007
Iron Miner Shipco LLC	Capesize	177,000	2007	March 13, 2007
Iron Brooke Shipco LLC	Kamsarmax	82,300	2007	March 20, 2007
Iron Manolis Shipco LLC	Kamsarmax	82,300	2007	April 3, 2007
Lowlands Beilun Shipco LLC(3)	Capesize	170,162	1999	April 10, 2007
Iron Endurance Shipco LLC(6)	Capesize	180,000	TBD 2008	Expected Q4 2008
Christine Shipco LLC(4)	Capesize	180,000	TBD 2010	Expected Q1 2010
Hope Shipco LLC(5)	Capesize	181,000	TBD 2010	Expected Q4 2010
Lillie Shipco LLC(5)	Capesize	181,000	TBD 2010	Expected Q4 2010
Fritz Shipco LLC(5) (7)	Capesize	180,000	TBD 2010	Expected Q2 2010
Benthe Shipco LLC(5) (7)	Capesize	180,000	TBD 2010	Expected Q2 2010
Gayle Frances Shipco LLC(5) (7)	Capesize	180,000	TBD 2010	Expected Q3 2010
Iron Lena Shipco LLC(5) (7)	Capesize	180,000	TBD 2010	Expected Q4 2010

(1)	Indicates a vessel sold to a third party in July 2007 and subsequently leased back to the Company

(2)	Formerly Iron Elisabeth Shipco LLC

(3)	Formerly Coal Heat Shipco LLC

(4)	Christine Shipco is owned 42.8% by the Company

(5)	Consolidated Joint Venture, 50% owned by the Company

(6)	To be renamed Sandra Shipco LLC

(7)	No refund guarantees have been received for these vessels. These vessels may be delivered late or may never be delivered at all.

The operations of all the Company’s vessels are managed by a wholly owned subsidiary, Quintana Management LLC.

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in chartering operations, including entry into contracts of affreightment. Under a contract of affreightment, the Company would agree to transport a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. The contracts of affreightment generally do not specify particular vessels, so the Company would be permitted either to use its own vessel or to charter in a third-party vessel.

2.	Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Company has adopted this pronouncement and does not expect its adoption to have any effect on its consolidated financial statements.

In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, or No. 141(R) “Business Combinations”, regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. The Company will apply the provisions of SFAS No. 157 to non-financial assets and non-financial liabilities beginning January 1, 2009, as a result of which the Company does not expect to have any effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to elect to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company evaluated the guidance contained in SFAS No. 159 and has elected not to report any existing financial assets or liabilities (other than those currently reported) at fair value. The Company, however, retains the ability to elect the fair value option for certain assets and liabilities acquired under this new pronouncement.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“FAS No. 141(R)”). SFAS No. 141(R), which replaces SFAS No. 141 “Business Combinations”, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Early adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends).  Early adoption is prohibited. This statement is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The adoption of the statement is not expected to have any impact on the Company’s financial position, results of operation or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated financial statements. The disclosure requirements of the statement are not expected to have any impact on the Company’s financial position and results of operation.

United States Federal Income Taxation of the Company

The Company has made special tax elections in respect of each of our vessel-owning and operating subsidiaries, the effect of which is to disregard each of those subsidiaries as a taxable entity separate from the Company for United States federal income tax purposes. Therefore, for purposes of the discussion below, the income earned and assets held by those subsidiaries will be treated as earned and owned directly by the Company for United States federal income tax purposes.

Unless exempt from U.S. federal income taxation under the rules discussed below, a non-U.S. corporation is subject to U.S. federal income taxation in respect of any income it earns that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which the Company refers to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which the Company refers to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. During the year ended December 31, 2007 and for the three months ending March 31, 2008, the Company did not engage in transportation that produced income considered to be 100% from sources within the United States. Shipping income derived from sources outside the United States is not subject to U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code (the “883 Exemption”), the Company’s U.S.-source shipping income would generally be subject to a 4% gross basis tax (i.e., a tax imposed without allowance for deductions). The Company qualified for the 883 Exemption for its 2005 and 2006 tax years. However, there are circumstances, including some that are beyond the Company’s control, which could cause the Company to lose the benefit of the 883 Exemption and thereby become subject to U.S. federal income tax on its U.S.-source shipping income. For example, 5% stockholders could acquire and own 50% or more of the Company’s outstanding common stock. This would preclude the Company from being eligible for the 883 Exemption unless it can establish that among those 5% stockholders there are sufficient 5% stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% stockholders from owning 50% or more of such shares for more than half the number of days during the taxable year. Therefore, the Company can give no assurances regarding our qualification for this tax exemption.

Marshall Islands Tax Considerations

The Company is incorporated under the laws of the Republic of the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax is imposed on payments of dividends by the Company to its shareholders.

3.	Vessel Acquisitions and Disposals

The movement in vessels, net (in thousands) in the accompanying consolidated condensed balance sheet at March 31, 2008 is analyzed as follows:

January 1, 2008	$1,020,735

Depreciation	(10,887)

March 31, 2008	$1,009,848

As of March 31, 2008, the Company and its joint venture partners expect to have the following newbuilding installment commitments. These commitments reflect all eight of the Capesize newbuildings, including one vessel to be wholly owned by the Company, which is expected to be delivered late 2008, and seven vessels to be partially owned through joint ventures, all of which are contracted to be delivered by the end of 2010, but the installment schedule may vary depending on when the shipyards start construction and on the final delivery date of the vessels.

	Company Commitments	Joint Venture Partner Commitments	Total Commitments
	(in millions)
April 1, 2008 to December 31, 2008	$108.7	$46.0	$154.7
January 1, 2009 to December 31, 2009	46.6	61.1	107.7
January 1, 2010 to December 31, 2010	173.4	137.3	310.7
	$328.7	$244.4	$573.1

4.	Advances for Acquisition of Vessels / Newbuildings

The movement in advances for acquisition of vessels / newbuildings (in thousands) in the accompanying consolidated condensed balance sheet at March 31, 2008 is analyzed as follows:

January 1, 2008	$63,137
Capitalized interest	873
Supervision and legal fees	21
March 31, 2008	$64,031

5.	Deferred Charges

The movements in deferred charges shown in the accompanying consolidated condensed balance sheet at March 31, 2008 are analyzed as follows:

Period	Finance Costs	Time Charter Premium	Dry-docking	Loss on Sale- Leaseback
	(in thousands)
January 1, 2008	$4,657	$4,838	$8,659	$3,180
Additions	13	-	214	-
Amortization	(281)	(528)	(557)	(106)
March 31, 2008	$4,389	$4,310	$8,316	$3,074

Iron Beauty was acquired in October 2005 with a time charter attached of $36,500 per day less commissions. It was determined that this was an above-market rate. As described in Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2007, the Company, in these circumstances, allocates a portion of the amount paid for the vessel to the fair value of the above-market charter and shows this as a deferred asset. When Iron Beauty  was purchased, the present value of the time charter was determined to be $9.5 million, and this amount was allocated to deferred assets. This is then amortized to revenue on a straight-line basis over the term of the time-charter, resulting in a daily time charter rate of approximately $30,600 as recognized revenue. For cash flow purposes, the Company will continue to receive $36,500 per day less commissions.

6.	Accumulated Deficit

   Accumulated deficit (in thousands) shown in the accompanying consolidated condensed balance sheet as at March 31, 2008 is analyzed as follows:

January 1, 2008	$28,392
Common stock dividends paid	18,053
Net loss for three months ended March 31, 2008	5,644
March 31, 2008	$52,089

7.	Prepaid Expenses and Other Current Assets

The prepaid expenses shown in the accompanying consolidated condensed balance sheets consist of the following:

Description	March 31, 2008	December 31, 2007
	(in thousands)
Prepaid insurance	$312	$531
Prepaid charter hire expense	2,698	1,183
Other prepaid expenses and other current assets	1,161	978
Total	$4,171	$2,692

8.	Sundry Liabilities and Accruals

The sundry liabilities and accruals shown in the accompanying consolidated condensed balance sheets consist of the following:

Description	March 31, 2008	December 31, 2007
	(in thousands)
Accrued interest	$9,318	$10,618
Accrued office expenses	1,179	1,459
Accrued costs related to sale process	3,508	-
Other sundry liabilities and accruals	2,278	2,156
Total	$16,283	$14,233

9.	Long-Term Debt

The following table summarizes the Company’s long-term debt (in thousands):

Description	March 31, 2008	December 31, 2007
Revolving credit facility	$646,250	$660,000
Credit facilities of consolidated joint ventures (1)	29,818	29,818
	676,068	689,818
Less: Current portion of long-term debt	(75,593)	(77,218)
Long-term debt, net of current portion	$600,475	$612,600

(1)
The Company is responsible for repaying 50% of the outstanding credit facilities of Hope Shipco LLC and Lillie Shipco LLC. Christine Shipco LLC has a credit facility for pre-delivery financing, but the Company has no repayment obligations with respect to that facility.

Revolving Credit Facility

On July 19, 2006, the Company entered into an 8.25 year, $735 million senior secured revolving credit facility. The Company has amended the facility, most recently on July 5, 2007. Following these amendments, which are described in Note 9 in the Company’s annual report on form 10-K for the year ended December 31, 2007, the maximum available amount under the facility is $735.2 million. This amount includes permission to borrow up to $55.2 million, which is equal to 60% of the purchase price of  Iron Endurance , the newbuilding Capesize vessel to be purchased by the Company. Under the facility in effect as of  March 31, 2008 the following repayments of principal are required:

Period	Principal Repayment
April 1, 2008 to December 31, 2008 (1)	$41,250
January 1, 2009 to December 31, 2009	48,500
January 1, 2010 to December 31, 2010	48,500
January 1, 2011 to December 31, 2011	48,500
January 1, 2012 to December 31, 2012	48,500

(1)	The Company paid an installment of $13.75 million on April 1, 2008.

As of March 31, 2008, the undrawn portion of the credit facility amounted to $55.2 million. Following the acquisition of the Company by Excel (see Note 1 for further details) on April 15, 2008, the loan was repaid in full.

The Company’s obligations under the credit facility are secured by: (i) first priority cross-collateralized mortgages over the vessels securing the facility, which include the entire fleet other than those purchased in connection with joint ventures; (ii) first priority assignment of all insurances, operational accounts and earnings of the vessels financed with borrowings under the facility; (iii) first priority pledges over the operating accounts of the shipowning subsidiaries held with the agent, (iv) assignments of existing and future charters for the vessels, and (v) assignments of interest rate swaps. Borrowings under the revolving credit facility bear interest at the rate of LIBOR plus 0.85% per annum (until December 31, 2010) and LIBOR plus 1.10% per annum thereafter.

Effective July 1, 2006, the Company entered into an interest-rate swap with Fortis Bank (Nederland) N.V. (“Fortis”) that effectively fixes the interest payable on the borrowings under the facility at 5.985%, inclusive of margin due to the Company’s lenders. For further details, refer to Note 13 of these financial statements.

The material terms of the facility, other than those modified by amendments, are described in Note 9 to the financial statements contained in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

Consolidated Joint Venture Credit Facilities

Christine Shipco LLC

On April 11, 2007, Christine Shipco LLC entered into a secured loan agreement with Royal Bank of Scotland for an amount equal to 70% of the pre-delivery installments, or $25.3 million, for the Capesize newbuilding, to be named Christine. Pre-delivery installments payable to the yard are expected to total approximately $36.2 million. As of March 31, 2008, $7.6 million had been drawn down under the facility.

The loan is to be repaid in one installment on the earlier of the delivery date and August 31, 2010, but the loan may be prepaid in full or in part at any time. The delivery date is expected to be during the first quarter of 2010. Under the terms of the joint venture agreement and the loan agreement, Quintana Maritime Limited is not responsible for repayment of the pre-delivery financing. Christine Shipco LLC expects to refinance the loan upon delivery to borrow an amount equal to the sum of the pre-delivery financing outstanding at delivery and 70% of the delivery installment. The Company will be obliged to make capital contributions to Christine Shipco LLC to cover 50% of the principal and interest due upon refinancing of the facility.

The interest rate payable on the loan is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

Under the loan facility, Christine Shipco LLC must ensure that the fair market value of the vessel, less the unpaid portion of the purchase price, is equal to at least 130% of the loan amount outstanding. In addition, the facility contains customary restrictive covenants and events of default, including nonpayment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Christine Shipco LLC is not permitted to pay dividends without the prior written consent of the lender.

Lillie Shipco LLC and Hope Shipco LLC

On May 11, 2007, Lillie Shipco LLC and Hope Shipco LLC entered into separate secured loan agreements with Royal Bank of Scotland to finance amounts equal to 70% of the first pre-delivery installments due to the shipyard, or $11.3 million and $10.9 million, respectively. The loan facilities were drawn down in full upon payment of the first pre-delivery installments in May 2007.

Each of the loans were due to be repaid in one installment on April 18, 2008. Certain amendments were made to the loans affecting the maturity dates and the amount of the loan for Lillie. Please refer to Note 18 for further details. Under the terms of the joint venture agreements governing Lillie Shipco LLC and Hope Shipco LLC, Quintana Maritime Limited will be responsible for repaying 50% of the outstanding balance of each loan at the repayment date.

The interest rate payable on each of the loans is the aggregate of (1) LIBOR, (2) the margin of 1.125% and (3) the mandatory cost, if any. The mandatory cost is an addition to the interest rate to compensate the lender for the costs of compliance with the Bank of England and European Central Bank requirements.

Under the loan facilities, each of Hope Shipco LLC and Lillie Shipco LLC must ensure that the fair market value of the vessel, less the unpaid portion of the purchase price, is equal to at least 115% of the loan amount outstanding. In addition, the facilities contain customary restrictive covenants and events of default, including nonpayment of principal or interest, breach of covenants or material misrepresentations, default under other material indebtedness, bankruptcy, and change of control. Neither Lillie Shipco LLC nor Hope Shipco LLC is permitted to pay dividends without the prior written consent of the lender.

   Both Lillie Shipco LLC and Hope Shipco LLC expect to refinance the loans to cover the remaining pre-delivery installments.

Under the three joint-venture credit facilities as at March 31, 2008, the following repayments of principal payable by the joint ventures will be required over the next five years:

Period	Principal Repayment
April 1, 2008 to December 31, 2008	$22,218
January 1, 2009 to December 31, 2009	-
January 1, 2010 to December 31, 2010	7,600
Total	$29,818

10.	Related Party Transactions

Trade payables as of March 31, 2008 and December 31 2007, include $150,480 and $325,204 respectively, related to expenses, including salaries of Company management, office rent, and related expenses, paid for by Quintana Minerals Corporation, on behalf of the Company. On October 31, 2005, the Company and Quintana Minerals Corporation entered into a service agreement, whereby Quintana Minerals agreed to provide certain administrative services to the Company at cost, and the Company agreed to reimburse Quintana Minerals for the expenses incurred by Quintana Minerals in providing those services. The bulk of the expenses reimbursed under this agreement relate to the compensation of the Company’s Chief Financial Officer, General Counsel, and Board of Directors. Quintana Minerals Corporation is controlled by Corbin J. Robertson, the Chairman of the board of directors of the Company (the “Board”) and significant stockholder in the Company. Total amounts reimbursed to Quintana Minerals Corporation were $1.0 million and $0.5 million for the three months ended March 31, 2008 and March 31, 2007, respectively.

An affiliate of Mr. Robertson, the Chairman of the Board, has the right in certain circumstances to require us to register its shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, affiliates of Mr. Robertson and certain other stockholders will have the ability to exercise certain piggyback registration rights with respect to their shares.

Vessel Acquisitions by Joint Ventures

Imabari Vessel. On April 3, 2007, the Company entered into a limited liability company agreement, effective March 30, 2007, with Robertson Maritime Investors LLC (“RMI”), an affiliate of Corbin J. Robertson, Jr. and AMCIC Cape Holdings LLC (“AMCIC”), an affiliate of Hans J. Mende, a member of our Board, for the formation of Christine Shipco LLC, a joint venture to purchase a newbuilding capesize drybulk carrier. Messrs. Robertson, Mende and Molaris, our Chief Executive Officer, will, in addition to serving as members of our Board, serve as members of the board of directors of Christine Shipco LLC. Members of Mr. Robertson’s family, including Corbin J. Robertson, III (who is also a member of the Board), will also participate in the joint venture through RMI. Christine Shipco LLC executed an agreement with an affiliate of Itochu Corporation for the purchase of  Christine , a 180,000 dwt Capesize carrier to be constructed at Imabari Shipbuilding Co., Ltd. and scheduled to be delivered in 2010 for a purchase price of $72.4 million. Christine Shipco LLC entered into a term loan agreement relating to the pre-delivery financing of Christine  and utilized approximately $7.6 million of the loan facility, together with cash of $3.3 million to pay the first installment of $10.9 million. Under the terms of the LLC agreement governing Christine Shipco LLC, the Company has no obligations to make capital contributions to the joint venture until the delivery of the vessel in 2010, when the Company must fund the equity portion of the delivery installment, which is equal to 50% of the acquisition price of the vessel, or approximately $36.2 million. The Company expects to fund the equity portion of that installment with cash on hand. Christine Shipco LLC expects to refinance the existing loan agreement to cover the portion of the delivery installment not funded by the Company’s capital contribution. Subsequent to the delivery of the vessel, the Company will be obliged to pay its pro rata portion of the capital obligations of the joint venture (other than amounts due under the management agreement with the Company) under most circumstances. As a result, the Company owns a 42.8% interest in the joint venture, and RMI and AMCIC each own a 28.6% interest in the joint venture.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, has approved this agreement.

STX Vessels. On April 16, 2007, the Company entered into agreements with STX Shipbuilding Co., Ltd. for the construction of two 181,000 dwt newbuilding Capesize carriers for expected delivery in the fourth quarter of 2010 for an aggregate purchase price of approximately $159 million. The Company has nominated Hope Shipco LLC and Lillie Shipco LLC to purchase the respective vessels. The Company owns 50% of each of Hope Shipco LLC and Lillie Shipco LLC, and AMCIC, as described above, owns the other 50%. The sole purpose of each of Hope Shipco LLC and Lillie Shipco LLC is to purchase, own and operate the relevant Capesize vessel. Hope Shipco LLC and Lillie Shipco LLC entered into credit facilities to finance 70% of the first pre-delivery installment, and each of Hope Shipco LLC and Lillie Shipco LLC expects to refinance the facilities to cover up to 70% of the total purchase price of its respective Capesize vessel.

Each of Hope Shipco LLC and Lillie Shipco LLC is managed by a two-member board of directors consisting of Hans J. Mende and Stamatis Molaris, appointed by AMCIC and the Company, respectively. Mr. Mende serves as member of the Company’s Board, and Mr. Molaris serves as a director and the Company’s Chief Executive Officer and President. All decisions of the boards of directors will require unanimous approval.

Pursuant to each joint venture agreement for the STX vessels, the Company will be responsible for 50% of all vessel construction costs. The Company expects to fund these amounts with cash from operations and, if necessary, proceeds from alternative financing arrangements. Hope Shipco LLC and Lillie Shipco LLC funded the initial delivery installments with capital contributions by the Company and AMCIC and borrowings at the joint-venture level. Each joint venture will fund the balance of the vessel construction costs with cash contributions from the partners and borrowings at the joint-venture level.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, approved the agreements governing the joint ventures.

KSC Vessels. On April 27, 2007, the Company executed agreements with Korea Shipyard Co., Ltd., a new Korean shipyard, for the construction of four 180,000 dwt newbuilding Capesize carriers for delivery in mid-2010 at a purchase price of approximately $77.7 million per vessel, or an aggregate purchase price of approximately $310.8 million. The Company expects to nominate Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC to purchase the respective vessels. The Company will own 50% of each of those companies, and AMCIC will own the other 50%.

Each of the joint ventures is expected to be managed by a two-member board of directors consisting of Hans J. Mende and Stamatis Molaris, each appointed by AMCIC and the Company, respectively. Mr. Mende serves as member of the Company’s Board, and Mr. Molaris serves as a director and the Company’s Chief Executive Officer and President. All decisions of the boards of directors will require unanimous approval.

Pursuant to each joint venture agreement with respect to the KSC vessels, the Company will be responsible for 50% of all vessel costs. The Company expects to fund these amounts with cash from operations and, if necessary, proceeds from alternative financing arrangements. Each joint venture will fund the balance of the vessel construction costs with cash contributions from AMCIC and borrowings at the joint-venture level.

The Conflicts Committee of the Company’s Board, which is made up of three of the Company’s independent non-executive directors, approved the agreements governing these four joint ventures subsequent to the third quarter of 2007.

Management Agreements

Quintana Management LLC expects to enter into a management agreement (each a “Management Agreement”) with each of the seven existing joint ventures pursuant to which the Company will be responsible for the supervision of construction prior to delivery of the vessels and technical management of the vessels subsequent to delivery. Pursuant to each Management Agreement, the Company expects to collect from its joint venture partners $60,000 per annum per vessel for supervising the construction of each of the vessels, starting from the effective date of the joint venture agreements until their respective delivery. Upon delivery, the Company will manage the vessels on behalf of each joint venture, and the joint ventures will pay the Company a management fee based on the Company’s budgeted management costs, subject to adjustment in certain circumstances.

Charters

Of the seven Capesize vessels to be acquired by the joint ventures as described above, five vessels, including two of the KSC vessels will be chartered to EDF Trading, a wholly owned subsidiary of EDF, a major European utility, upon their delivery in 2010. The five-year charters will provide for charterhire to be paid at a floor rate, which averages $27,000, net, per vessel per day for each of the five vessels, with 50% profit sharing based on the monthly AV4 BCI time-charter rate as published by the Baltic Exchange. As of March 31, 2008 the remaining two vessels have not yet been chartered.

11.	Commitments and Contingent Liabilities

Legal Proceedings

The Company has not been involved in any legal proceedings that may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

12.	Capital Structure

As of March 31, 2008, the Company had  57,170,189 shares of common stock outstanding, which does not include 1,412,453 shares of unvested restricted stock that have been issued but are subject to forfeiture, and  468,144 warrants (including  92,685 warrants held by the Company in connection with cashless exercises).

Exercise of Warrants

  In connection with the Company’s private placement in May 2006, the Company issued 8,182,232 warrants, exercisable at a price of $8.00 per share and expiring on May 11, 2009.

In the three months ended March 31, 2008, the Company received $2.8 million in net proceeds from the exercise of 367,524 warrants. During the corresponding period in 2007, the Company received $33.6 million in net proceeds from the exercise of 4,320,475 warrants. During the three months ended March 31, 2008, the Company issued 2,581 shares in connection with the cashless exercise of 3,858 warrants. As of March 31, 2008, 468,144 warrants remained outstanding.

13.	Interest Rate Swap

Effective July 1, 2006, the Company entered into an interest-rate swap with Fortis Bank (Nederland) N.V. (“Fortis”) on variable notional amounts ranging from $295 million to approximately $702 million, based on expected principal outstanding under the Company’s revolving credit facility. Under the terms of the swap, the Company makes quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR  to the Company based on the same notional amount. The swap transaction effectively converts the Company’s contractual floating-rate interest obligation under its new revolving credit facility to a fixed rate of 5.985%, inclusive of margin due to its lenders. The swap is effective from July 1, 2006 to December 31, 2010. In addition, Fortis has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504 million, and Fortis will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount.

During the three months ended March 31, 2008, the Company paid Fortis approximately $0.5 million, and is included in “interest-rate swap loss” on its consolidated income statement. For the three months ended March 31, 2007, Fortis paid the Company a total of $0.3 million. The Company marks to market the fair value of the interest-rate swap and related swaption (“the swap”) at the end of every period and reflects the resulting gain or loss in “interest-rate swap gain” on its consolidated income statement. During the three months ended March 31, 2008 and 2007, the mark-to-market adjustment resulted in unrealized non-cash losses of $24.5 million and $2.2 million. The fair value of the swap is reflected on the consolidated balance sheet under “interest swap loss” and at March 31, 2008, the fair value of the swap was a loss of $54.6 million.

14.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$48,027	$48,027	$115,959	$115,959
Restricted cash	70,297	70,297	-	-
Floating rate debt	676,068	676,068	689,818	689,818
Interest rate swap (See Note 13)	54,603	54,603	30,093	30,093

The fair value of the Company’s credit facilities (as described in Note 9) is estimated based on current rates offered to the Company for similar debt of the same remaining maturities.  The carrying value approximates the fair market value for the variable rate loans.  The fair value of the Company’s interest rate swap described above in Note 13, is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current credit-worthiness of the Company and its counter-parties.

The Company follows SFAS No. 157, which applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s interest rate swap is a pay-fixed, receive-variable interest rate swap based on the LIBOR swap rate.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in SFAS 157 “Fair Value Measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of March 31, 2008, no fair value measurements for assets or liabilities under Level 1 or level 3 were recognized in the Company’s consolidated  condensed financial statements.

15.	Sale-Leaseback Transaction

In July 2007, the Company sold 7 Panamax vessels to 2 unaffiliated third parties. Coal Glory, Iron Man, and Linda Leah were sold to three Norwegian partnerships managed by Glitnir Marine Finance AS, and  Coal Age,  Fearless I,  Barbara, and  King Coal  were sold to two German partnerships managed by KG Allgemeine Leasing GmbH & Co. The total sales price of the vessels, net of sales costs, was approximately $249.4 million, and all vessels were delivered to the buyers in July 2007. Simultaneous with the sale of the vessels, the Company entered into bareboat charter agreements to lease the vessels back for 8 years. The Company will continue to generate revenues from the time charters relating to the vessels, and these revenues will continue to be reported in time charter revenues.

The bareboat charter agreements are accounted for as operating leases and the aggregate loss on the transaction of approximately $3.3 million was deferred and will be amortized over the eight-year lease period. During the 3 month period ended March 31, 2008, approximately $0.1 million of amortization charges has been included in charter hire expense on the accompanying consolidated income statement.

The Company’s future minimum lease payment expense under the bareboat charters is as follows:

At March 31, 2008	Amount
(in thousands)
April 1, 2008 to December 31, 2008	$24,736
January 1, 2009 to December 31, 2009	32,832
January 1, 2010 to December 31, 2010	32,832
January 1, 2011 to December 31, 2011	32,832
January 1, 2012 to December 31, 2012	32,921
Thereafter	81,831
Total future minimum lease payments	$237,984

The total lease payment expense for the three month period ended March 31, 2008 was approximately $8.1 million and is included in Charter hire expense in the accompanying consolidated income statement. There were no such payments in the corresponding period in 2007.

16.	Cash Dividend

On March 16, 2008, the Company paid a cash dividend of $0.31 per common share to common stockholders of record on March 2, 2008, totaling approximately $18.1 million.

17.	Stock Incentive Plan

Prior to the Company’s initial public offering, the Quintana Maritime Limited 2005 Stock Incentive Plan (the “Stock Incentive Plan”) was adopted by the Company and approved by its shareholders. The purpose of the Stock Incentive Plan is to provide the directors, employees, and consultants of the Company and its affiliates additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its affiliates. The Stock Incentive Plan provides for the granting of stock options, restricted stock awards, performance awards, and phantom stock awards. Only restricted stock awards are outstanding as of March 31, 2008.

During the three months ended March 31, 2008, 292,250 awards were granted. As of March 31, 2008, there were 1,412,453 shares of unvested restricted stock outstanding, and 939,000 shares remained available for issuance under the plan.

Outstanding Restricted Stock

Unvested restricted stock outstanding as of March 31, 2008 includes the following:

	Number of Shares	Weighted Average Fair Value Per Share
Outstanding at January 1, 2008	1,407,650	$12.24
Granted	292,250	22.54
Vested	(287,447)	13.99
Outstanding at March 31, 2008	1,412,453	$14.01

The total expense related to the restricted-stock awards is calculated by multiplying the number of shares awarded by the average high and low sales price of the Company’s common stock on the grant date, which we consider to be its fair market value. The Company amortizes the expense over the total vesting period of the awards on a straight-line basis.

Total compensation cost charged against income was $2.8 million and $1.1 million for the three month periods ended March 31, 2008 and March 31, 2007, respectively. Total unrecognized compensation cost relating to the restricted stock at March 31, 2008 was $17.7 million.

Following the acquisition of the Company by Excel (see Note 1 for further details) on April 15, 2008, all the restricted stock vested in full.

18.	Subsequent Events

Acquisition of Quintana: On January 29, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Excel and Bird Acquisition Corp., a newly established direct wholly-owned subsidiary of Excel. On April 15, 2008, Excel completed the acquisition of the Company. As result of the acquisition, the Company will operate as a wholly owned subsidiary of Excel under the name Bird Acquisition Corp. Under the terms of the Merger Agreement, each issued and outstanding share of the Company’s common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 Excel Class A common shares. The merger created a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.5 years.

Loan Amendments: On April 2, 2008, Hope Shipco LLC and Lillie Shipco LLC signed a loan amendment which extended the loan termination date until July 31, 2008. Additionally, on the same date, Lillie signed a supplemental loan agreement which increased the existing loan facility by $5.6 million to $16.9 million in order to facilitate the second installment to the yard.

Restricted Cash: On February 7, 2008, in connection with the merger agreement described above, Quintana entered into an irrevocable letter of credit in favor of Excel, whereby termination of the merger agreement by Quintana for specified reasons, may result in payment of a maximum aggregate amount by Quintana of $93 million to pay buyer termination expenses, the termination fee or the Company Breach Fee. In connection with the letter of credit, approximately $70 million was placed in a restricted bank account until the acquisition was consummated. Upon completion of the acquisition on April 15, 2008, the funds were released.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EXCEL MARITIME CARRIERS LTD.
    (registrant)

By: /s/ Stamatis Molaris
Stamatis Molaris Chief Executive Officer

Dated: June 6, 2008

SK 02545 0001 888800